EXHIBIT 18

February 11, 2016

Board of Directors

3M Company

3M Center

St. Paul, MN 55144

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and issued our report thereon dated February 11, 2016.  Note 1 to the financial statements describes a change in accounting principle from a method which classifies marketable securities on the consolidated balance sheet based on management’s intended holding period to a method which classifies marketable securities based on the nature of the securities and their availability for use in current operations.  It should be understood that the preferability of one acceptable method of accounting over another for the classification of marketable securities has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Minneapolis, Minnesota